SCHEDULE 13D

CUSIP No. 68373M107	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Opera Limited

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

68373M107 (1)

(CUSIP number)

Xiaoling Qian

Telephone: +86 18701691083

Block B, Mingyang International Center, No. 46 Xizongbu Hutong

Dongcheng District, Beijing, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares of the Issuer

SCHEDULE 13D

CUSIP No. 68373M107	Page 2 of 9

(1)	Names of reporting persons Kunlun Tech Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 104,500,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 104,500,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 104,500,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.4%*
(14)	Type of reporting person (see instructions) CO

* Calculation is based upon 220,576,326 ordinary shares outstanding of the Issuer as of the date of this filing.

SCHEDULE 13D

CUSIP No. 68373M107	Page 3 of 9

(1)	Names of reporting persons Beijing Kunlun Tech Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 104,500,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 104,500,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 104,500,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47.4%*
(14)	Type of reporting person (see instructions) CO

* Calculation is based upon 220,576,326 ordinary shares outstanding of the Issuer as of the date of this filing.

SCHEDULE 13D

CUSIP No. 68373M107	Page 4 of 9

(1)	Names of reporting persons Yahui Zhou
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 143,500,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 143,500,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 143,500,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.1%*
(14)	Type of reporting person (see instructions) IN

* Calculation is based upon 220,576,326 ordinary shares outstanding of the Issuer as of the date of this filing.

SCHEDULE 13D

CUSIP No. 68373M107	Page 5 of 9

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Opera Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is Gjerdrums vei 19, 0484 Oslo, Norway.

The Issuer’s American depositary shares (the “ADSs”), each representing 2 Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the ticker symbol “OPRA.”

Item 2. Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)

Kunlun Tech Limited, a limited liability company incorporated in Hong Kong (“Kunlun Tech”), with its registered address at Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, and its principal business in investment holding;

2)

Beijing Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“Beijing Kunlun Tech”), with its business address at 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China. Beijing Kunlun Tech is a global internet company listed on the Shenzhen Stock Exchange, since March 2011;

3)

Mr. Yahui Zhou, citizen of the People’s Republic of China, chairman of the board of directors and the chief executive officer of the Issuer, with his business address at 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China;

Kunlun Tech, Beijing Kunlun Tech and Mr. Yahui Zhou are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A and Schedule B.

Kunlun Tech is the record holder of the Ordinary Shares reported on this Schedule 13D. Beijing Kunlun Tech is the sole shareholder of Kunlun Tech. Mr. Yahui Zhou is the chairman of the board and chief executive officer of the Issuer, beneficially owns 143,500,000 Ordinary Shares of the Issuer through (i) 104,500,000 Ordinary Shares held by Kunlun Tech, which is wholly owned by Beijing Kunlun Tech, a company in which Yahui Zhou holds 25.9% of the equity interest and serves as the chairman of the board of directors and (ii) 39,000,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands (“Keeneyes Future”), which is wholly owned by Mr. Yahui Zhou.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A and Schedule B hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons and Keeneyes Future previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 14, 2019.

SCHEDULE 13D

CUSIP No. 68373M107	Page 6 of 9

Item 3. Source and Amount of Funds.

On February 25, 2019, Kunlun Tech entered into a share transfer agreement with Golden Brick Capital Private Equity Fund I L.P., an exempted limited partnership established under the laws of the Cayman Islands (“Golden Brick”), pursuant to which Golden Brick transferred all its 8,500,000 Ordinary Shares of the Issuer, which represents 3.9% of the Issuer’s outstanding Ordinary Shares, to Kunlun Tech, for consideration of US$34.8 million.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the additional Ordinary Shares reported herein for investment purposes, and such acquisition has been made in the Reporting Persons’ ordinary course of business. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Amount beneficially owned as of the date hereof:

See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)

Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement, dated as of March 6, 2019, by and between Kunlun Tech Limited, Beijing Kunlun Tech Co., Ltd. and Mr. Yahui Zhou

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2019

Kunlun Tech Limited

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Title	Authorized Signatory

Beijing Kunlun Tech Co., Ltd.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Title:	Chairman

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

SCHEDULE A

Directors and Executive Officers of Kunlun Tech Limited

The business address of each of the following directors and executive officers is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	PRC
Liwei Wang	PRC
Han Fang	PRC

Executive Officers:

N/A

SCHEDULE B

Directors and Executive Officers of Beijing Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Yahui Zhou	PRC
Liwei Wang	PRC
Guoqiang Huang	PRC
Tian Jin	PRC
Baoqing Zhao	PRC
Hao Chen	PRC
Lei Xue	PRC

Executive Officers:

Name	Title	Citizenship
Liwei Wang	General manager, chief financial officer	PRC
Hangjun Mao	Supervisor	PRC
Qian Sun	Supervisor	PRC
Hongwei You	Supervisor	PRC
Xinying Huang	Vice general manager	PRC
Tian Jin	Vice general manager, Secretary of the board of directors	PRC